SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: June 30, 2002

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of 19)

BCSC British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Minco Mining & Metals Corporation	June 30, 2002	August 28, 2002
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
1980 - 1055 West Hastings Street Vancouver, B. C. V6E 2E9	(604) 688-8030	(604) 688-8002
Contact Person Dr. Ken Z. Cai	Contact's Position President & CEO	Contact's Telephone No. (604) 688-8002
Contact Email Address info@mincomining.com	Web Site Address www.mincomining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature " Ken Z. Cai "	Print Full Name Ken Z. Cai	Date Signed August 28, 2002
Director's Signature " William Meyer "	Print Full Name William Meyer	Date Signed August 28, 2002

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

June 30, 2002 and 2001

(Expressed in Canadian Dollars)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited Prepared by Management)
(Expressed in Canadian Dollars)
		June 30, 2002	December 31, 2001

ASSETS

Current
Cash and cash equivalents		$-	$214,827
Marketable securities		364,888	430,759
Subscriptions receivable		125,000	-
Sundry receivable		71,022	73,856
Prepaid expenses and deposits		239,314	56,601

		800,224	890,731

Mineral interests (Notes 2a & 4)		100	100

Capital assets (Note 5)		85,173	98,095

		$885,497	$988,926

LIABILITIES

Current
Cheques written in excess of cash in bank		$6,642	$-
Accounts payable and accrued liabilities		426,564	328,873
		433,206	328,873

SHAREHOLDERS' EQUITY

Share capital (Note 6)		10,836,933	10,286,933

Deficit		(10,384,642)	(9,699,615)

		452,291	587,318

		$885,497	$988,926
Commitments (Note 9)

Approved by the Directors:	"Ken Z. Cai"	"William Meyer"
	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION
Consolidated Statements of Operations and Deficit
(Unaudited Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001

Interest and sundry income	$ 383	$ 4,172	$ 8,477	$ 52,372
Exploration costs (recovery) (Notes 2a & 3)	217,216	(65,450)	330,590	(18,027)

Administrative expenses
Accounting	10,800	30,970	14,800	39,970
Advertising	613	5,735	2,234	8,158
Amortization of capital assets	6,553	5,581	13,191	11,119
Conference	-	-	-	-
Investor relations - consulting	10,761	17,366	12,711	26,366
Legal	11,722	32,416	14,081	47,929
Listing, filing and transfer agents	14,367	11,469	23,568	13,224
Management fees	18,258	8,250	36,025	16,439
Office and miscellaneous	24,696	7,043	47,716	29,886
Promotion and government relations	29,214	38,859	47,436	49,736
Property investigation	1,424	(1,314)	3,285	1,803
Rent	21,832	13,823	42,237	27,762
Salaries and benefits	48,223	24,176	96,919	42,769
Telephone	3,153	2,488	4,900	4,207
Travel and transportation	1,985	13,944	1,985	29,353
Foreign exchange loss (gain)	-	(136)	1,826	126

	203,601	210,670	362,914	348,847

Operating loss	(420,434)	(141,048)	(685,027)	(278,448)
Write (down) up of marketable securities	4,868	-	-	-

Loss for the period	(415,566)	(141,048)	(685,027)	(278,448)

Deficit, beginning of period
As previously stated	(9,969,076)	(6,792,810)	(9,699,615)	(6,702,833)
Adjusted for change in accounting for
exploration costs (Note 1)	-	(2,328,793)	-	(2,281,370)

As restated	(9,969,076)	(9,121,603)	(9,699,615)	(8,984,203)

Deficit, end of period	$ (10,384,642)	$ (9,262,651)	$(10,384,642)	$ (9,262,651)

Loss per share basic and diluted	$(0.02)	$(0.01)	$(0.04)	$(0.02)

Weighted average number of common
shares outstanding basic and diluted	17,177,925	16,380,123	16,781,228	16,380,123

MINCO MINING & METALS CORPORATION
Consolidated Statements of Cash Flow
Six-months ended June 30, 2002 and 2001
(Unaudited Prepared by Management) (Expressed in Canadian Dollars)
	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001

Cash flows from (used in) operating activities
Loss for the period	$ (415,566)	$ (141,048)	$ (685,027)	$ (278,448)
Adjustment for items not including cash:
- amortization	10,352	6,978	20,790	16,315
- gain on sale of marketable securities	(4,868)	-	-	(30,922)

	(410,082)	(134,070)	(664,237)	(293,055)
Changes in non-cash working capital items:
- accounts receivable	(20,642)	(190,607)	2,834	(177,436)
- prepaid expenses and deposits	(30,079)	10,383	(68,025)	824
- accounts payable and accrued liabilities	33,600	32,993	24,956	(18,394)

	(427,203)	(281,301)	(704,472)	(488,061)

Cash flows from financing activities
Shares issued for cash	425,000	-	425,000	-

Cash flows from (used in) investing activities
Acquisition of capital assets	1,144	(581)	(7,868)	(581)
Proceeds from sales of marketable securities	206,984	464,980	740,909	2,954,901
Purchase of marketable securities	(241,112)	(174,267)	(675,038)	(2,524,301)

	(32,984)	290,132	58,003	430,019

Decrease in cash and cash equivalents	(35,187)	8,831	(221,469)	(58,042)

Cash and cash equivalents, beginning of period	28,545	152,460	214,827	219,333

Cash and cash equivalents, end of period	$ (6,642)	$ 161,291	$ (6,642)	$ 161,291

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

1. Nature of Operations and Basis of Presentation

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Change in Accounting Policies

a) Exploration costs

The Company changed its accounting policy during 2001 to write-off exploration costs until such time as reserves are proven. The result is a write-down of the Company's previously capitalized Mineral Interests to a nominal value.

The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the Mineral interest value at June 30, 2002 by $2,802,175 (June 30, 2001 - $2,262,943), increase the opening deficit at January 1, 2002 by $2,450,205 (January 1, 2001 - $2,281,370) and to increase the loss for the period ended June 30, 2002 by $351,970 (decrease the loss for the period ended June 30, 2001 by $18,027).

b) Earnings per Share

Effective from January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

2. Change in Accounting Policies (continued)

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

3. Mineral Interests

The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31, 2001	January 1 to June 30, 2002 Exploration Costs	Costs incurred to June 30, 2002

a) Currently active properties
White-Silver Mountain	$ 1,305,975	$ 18,489	$ 1,324,464
Heavenly Mountains	436,519		436,519
Inner Mongolia Gobi Gold	707,311	312,101	1,019,412

	2,449,805	330,590	2,780,395

b) Inactive properties
Emperor's Delight	100	-	100
Crystal Valley	100	-	100
Stone Lake	100	-	100
Changba Lijiagou Lead-Zinc Deposit	100	-	100
Chapuzi	100	-	100

	500	0	500

	$ 2,450,305	$ 330,590	2,780,895

Cumulative exploration costs expensed			(2,780,795)

			$ 100

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

4. Share Capital

a. Authorized: 100,000,000 common shares without par value

b. Issued:
	Shares	Amount
Balance, December 31, 2001 and 2000	16,380,123	$10,286,933
Issued pursuant to a private placement at $0.25 per share	2,200,000	550,000
Balance, June 30, 2002	18,580,123	$10,836,933

c. As at June 30, 2002, 2,991,322 (2001  2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

d. Stock options outstanding at June 30, 2002 are as follows:
Number of Shares	Exercise Price	Expiry Date

255,000	$0.55	January 2, 2006
506,500	$0.55	March 5, 2006
150,000	$0.55	July 16, 2006
97,300	$0.55	October 8, 2006
100,000	$0.55	December 1, 2006
97,300	$0.55	March 6, 2007
49,500	$0.55	June 20, 2007
1,366,400	$0.20	November 27, 2006
180,000	$0.25	February 5, 2005
100,000	$0.50	May 12, 2005
100,000	$1.00	May 12, 2005
3,002,000

Each option entitles the holder to acquire one share of the Company.

5. Related Party Transactions

a. The Company incurred the following expenses to its directors or corporations controlled by its directors:
	2002	2001

Management fees and salaries	$ 35,714	$16,439
Exploration costs	39,887	39,161
	$ 75,600	$55,600

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

Accounts payable of $61,965 (2001 - $60,549) is due to a director or a corporation controlled by a director

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

a. The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

b. Reconciliation of Consolidated Balance Sheet items:
	June 30, 2002	December 31, 2001
Mineral interests (Canadian GAAP)	$ 100	$ 100
Capitalized deferred exploration costs written-off	(100)	(100)
Mineral interests (US GAAP)	-	-
Securities available for sale (Canadian GAAP)	364,888	430,759
Unrealized gain	-	3,210
Securities available for resale (US GAAP)	364,888	433,969
Total assets (US GAAP)	885,397	992,036
Total liabilities (US GAAP)	433,206	401,608

c. Reconciliation of Consolidated Statement of Operations Items:
	Six months ended June 30, 2002	Three months ended March 31, 2001
Loss for the period (Canadian GAAP)	$ (685,027)	$ (137,400)
Write down of marketable securities added back	-	-
Release of escrow shares as compensation	-	-
Loss for the period (US GAAP)	$ (685,027)	$ (137,400)
Loss per share basic and diluted (US GAAP)	$ (0.05)	$ (0.01)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	13,789,906	12,817,795

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

d. Marketable Securities

All of the Company's marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized. A summary of available-for-sale securities by major security type is as follows:
	Cost	Gross unrealized holding gains (losses)	Market value
June 30, 2002:
Bonds issued by a provincial Government of Canada	$234,888	-	$234,888
Bank term deposit	130,000	-	130,000
	$364,888	-	$364,888
December 31, 2001:
Bonds issued by the Government of Canada	$ 430,759	$3,210	$ 433,969

e. Escrow Shares

562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. There were 140,625 shares released during the year 2001. As at March 31, 2002 there were no such escrow shares outstanding.

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. There were 430,381 shares released during the year.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

e. Escrow Shares (continued)

2001 and no shares issued during the six months ended June 30, 2002. As at June 30, 2002 there were 2,991,322 such escrow shares outstanding.

U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. A summary of the escrow shares released is presented as follows:
	Shares	Compensation expense

Balance, December 31, 1997	5,442,500
Released from escrow at $1.20 per share	(1,230,811)	$1,476,973
Balance, December 31, 1998	4,211,689
Released from escrow at $1.50 per share	(649,361)	$974,042
Balance, December 31, 1999 and 2000	3,562,328
Released from escrow at $0.35 per share	(571,006)	$199,852
Balance, December 31, 2001 and June 30, 2002	2,991,322

As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of accounting treatment on escrow shares on the Company's consolidated financial statements under US GAAP are presented in Note 13(c) and the Consolidated Statement of Shareholders' Equity.

f. Stock Options Compensation

The Company has been granting stock options to directors, officers and employees from 1995 onwards. All options granted were vested immediately and will be exercised from the date of grant for a period from one year to ten years.

In 1999, the Company adopted another Stock Option Plan ("the 1999 Plan") for the grant of options to certain employees. Options granted under the 1999 Plan will be exercisable from the date of grant for a period from one year to seven years and would vest upon when the Company's share price reached certain level. These options granted were subsequently cancelled in 2000.

During 2001 the Company repriced all of the outstanding options to a price of

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

$0.55 per share. The Company granted options in 2001 to purchase 1,686,400 shares, and granted options during the six months ended June 30, 2002 to purchase 380,000 shares. A summary of the options outstanding at June 30, 2002 is as follows (see note 4d) also):
	Number of shares	Weighted average exercise price

Outstanding, December 31, 1999	1,906,200	1.42
Cancelled	(905,600)	1.42
Outstanding, December 31, 2000	1,000,600	1.42

Outstanding options repriced January 2, 2001	1,000,600	0.55
Granted	1,686,400	0.27
Cancelled	(50,000)	0.55
Outstanding, December 31, 2001	2,637,000	0.37
Granted	380,000	0.51
Cancelled	(15,000)	0.55
Outstanding, June 30, 2002	3,002,000	0.39

Options Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding	Weight Average Remaining Contractual Life (Year)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.01 - $1.00	3,002,000	4.00	$0.39	2,161,999	$0.43

The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The adoption of APB 25 has nil effect on the Company's consolidated financial statements.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS 123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

	June 30, 2002	June 30, 2001
Loss for the year:
- as reported	$(685,027)	$(478,300)
- pro-forma	$(685,027)	$(478,300)
Basic and diluted loss per share:
- as reported	$(0.05)	$(0.04)
- pro-forma	$(0.05)	$(0.04)

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Years ended December 31, 2001 and 2000
(Expressed in Canadian Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive		compre-	Share-
	Common shares		paid-in	income	Deficit	hensive	holders'
	Shares	Amount	capital	(loss)	accumulated	income (loss)	equity

Balance, December 31, 2000	16,380,123	-	$14,410,914	$-	$(12,991,935)	$(98,919)	$1,320,060
Release of escrow share as compensation	-	-	199,852	-	-	-	199,852
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	(14,220)	-	(14,220)	(14,220)
Comprehensive income
- net (loss) for the year	-	-	-	(915,264)	(915,264)	-	(915,264)
Comprehensive income (loss)				$(929,484)
Balance, December 31, 2001	16,380,123	-	14,610,766		(13,907,199)	(113,139)	590,428

Shares issued for cash on May 29, 2002 pursuant to a
Private placement at a price of $0.25 per share	2,200,000		550,000	-	-	-	550,000
Comprehensive income
- net (loss) for the year	-	-	-	(685,027)	(685,027)	-	(685,027)

Comprehensive income (loss)				$(685,027)

Balance, March 31, 2002	18,580,123	-	$15,160,766		$(14,592,226)	$(113,139)	$455,401

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:		Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Minco Mining & Metals Corporation	June 30, 2002	August 28, 2002
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
1980 - 1055 West Hastings Street Vancouver, B. C. V6E 2E9	(604) 688-8030	(604) 688-8002
Contact Person Dr. Ken Z. Cai	Contact's Position President & CEO	Contact's Telephone No. (604) 688-8002
Contact Email Address info@mincomining.com	Web Site Address www.mincomining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature " Ken Z. Cai "	Print Full Name Ken Z. Cai	Date Signed August 28, 2002
Director's Signature " William Meyer "	Print Full Name William Meyer	Date Signed August 28, 2002

MINCO MINING & METALS CORPORATION

SCHEDULE B - SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs.

See attached financial statements - Notes 3 & 5 and Schedule C.

2. Related party transactions.

See attached financial statements - Note 5.

3. Summary of securities issued and options granted during the period.

a) Summary of Securities Issued - See attached financial statements - Note 4.

b) Stock Options - During the second quarter 2002, a total of 200,000 employee stock options were granted under the Company's Stock Option Plan. As at June 30, 2002, stock options totaled 3,002,000, of this 1,642,000 were held by directors and officers and 1,360,000 by employees of the Company.

4. Summary of securities as at the end of reporting period.

a) Description of authorized share capital.

Authorized: 100,000,000 common shares without par value.

b) Number and recorded value for shares outstanding.

On May 30, 2002, the Company completed a private placement of 2,200,000 common shares. At June 30, 2002 issued and outstanding common shares was 18,580,123 valued at $10,836,933. See attached financial statements - Note 4.

c) Share purchase warrants outstanding as at June 30, 2002: None

d) Shares held in escrow as at June 30, 2002: 2,991,322.

5. List the names of the directors and officers as at the date of this report.

Directors and Officers Position Held

Ken Z. Cai President & CEO and Director

Robert Callander Director

William Meyer Chairman & Director

Hans Wick Director

Karyn Bachert Corporate Secretary

Anna Liu Controller

Stephen Kubota Manager Investor Relations

MINCO MINING & METALS CORPORTION

SCHEDULE C - MANAGEMENT DISCUSSION

Project Activity

During the second quarter 2002, the Company's activities focused on continued development of the Gobi Gold project located south-west of Beijing in western Inner Mongolia and on the White Silver Mountain polymetallic project in Gansu Province, China. Gross exploration costs for the first six months of 2002 totaled $330,590, of which $312,101 related to exploration costs on the Gobi Gold project and $18,489 on White Silver Mountain.

On June 25, 2002, the Company announced the commence of a major drill program on the Gobi Gold project, the drill program is designed to test and outline the exceptional gold discovery of 2000-2001, as well as to explore three strong anomalous zones (North, Central and South) clearly outlined by the I.P. and magnetic anomalies, trench sampling and gold geochemistry.

The Phase I drill program is targeting an area on the South Zone where the pit sampling returned a 9m true width of 14.8g/t gold, 1.25% copper and 1.0 g/t silver. In addition to the high-grade pit sampling, the adjacent trench sampling conducted along strike (SW direction) showed excellent gold grades averaging 5.6g/t gold over 12.75m width. The main area of the South Zone is over 2500m, by 300-700m and is open. The Company is working diligently to identify the grade and extent of this large zone.

At the Company's request, Teck Cominco Limited ("Teck") waived its right of participation on the Gobi Gold project. Teck has been supporting and working with the Company in China from the beginning and has earn-in rights for two future projects with Minco in China. Teck is Minco's second largest shareholder and an invaluable partner for the Company.

In addition, the Company continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

Financial Activity

As at June 30, 2002, total exploration costs on properties in China were $330,590 compared to $169,237 at June 30, 2001. Overall administrative expenses were $362,914 for the first six months of 2002 compared to $348,847 for the same period in 2001. The 4% increase mainly reflects an increase in management and administrative staff, office relocation, rent, regulatory filing fees and investor relations expenses associated with the Company's renewed efforts to introduce the Company to a boarder base of investment communities.

For the first six months of 2002, salaries and benefits increased to $96,919 compared to $42,769 in 2001. Rent costs amounted to $42,237 compared to $27,762 for the same period in 2001. This increase is a result of the termination of an office space sublease agreement within the period, and increased office rent for the Company's new premises.

Management fees and salaries paid to its directors total $35,714 for the first six months on 2002, compared to $16,439 in 2001. In addition, the Company incurred exploration expenses of $39,887 to its directors, or corporations controlled by them, compared to expenses of $39,161 for the same period in 2001.

On May 31, 2002, the Company announced the closing of a private placement transaction of C$550,000. This transaction was completed by way of a non-brokered private placement and consists of 2,200,000 shares, at a price of C$0.25 per share. The shares issued are subject to a statutory hold period of one year expiring on May 29, 2003. Proceeds of the transaction will be used for general working capital.

Subsequent Event

On July 11, 2002, the Company announced the completion of a field program on the Baiyanxibie licensed area. The field program conducted included geological mapping and rock geochemistry. A gold zone of more than 150m long by 2m wide was discovered in calcareous siltstone and shales after following-up regional geochemical anomalies. Baiyanxibie is contiguous to and directly north of the main project area, Zhulazhaga. Both licensed areas are composed of identical structure and Proterozoic sedimentary sequence and are covered by the same regional gold anomaly. The style of gold mineralization, alteration and grades are similar as well. The Zhulazhaga and Baiyanxibie licensed areas form a large gold mineralization system that has the potential to host a world-class gold deposit, similar to those deposits discovered in the Tian Shan gold belt.

On August 16, 2002, The Company announced by news release that the major exploration and drill program at the Gobi Gold project has significantly expanded the gold zone, NE and SW from the gold discovery pit on the Zhulazhaga license. Drilling on the South Zone was primarily conducted SW of the gold discovery pit (14.8 g/t Au over 9 metres true width), following the pit's high-grade gold trend. Numerous sections of the drill core showed various characteristics of alteration and style of mineralization identical to the mineralized sections of the discovery pit. The drilling program encountered gold mineralization along its length and remains open along strike and to depth. Follow up trenching, along strike 300 metres SW of the pit returned an excellent grade of 4.15 g/t Au over 5-metres.

Ten holes have been completed to date and gold assays have been received from five. Three holes extend the gold mineralization zone, while one hole was drilled into a fault zone and one hole was drilled into the footwall of the zone. The gold mineralization occurs near the surface within 45 metres in a favourable "oxide" host setting. Hole (G-9) was drilled NE and near the discovery pit to test for the continuance of the gold extending NE. Excellent gold assays were received with an average grade of 5.02 g/t Au intersected over 4.2 metres and within 21 metres of the surface. Drill hole G-2, located 50 metres SW of the pit returned a grade of 2.93 g/t Au intersected over 7 metres hole and drill hole G-7, located 400 metres SW of the pit returned gold grading 2.45 g/t Au intersected over 4.2 metres extending the gold mineralization 500 metres SW. There is a large gold zone with a drill-defined strike length of 500 metres from the original discovery pit. The zone is open along strike both to the SW and NE of the pit and to depth. After reviewing the initial drill results, additional holes will be drilled to test the strike and down dip extensions of this zone. The objective is to define a bulk tonnage oxide ore deposit that can quickly commence production as an open pit operation with low operating costs.